October 19, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Mr. Eric Envall

Re:	Investar Holding Corporation
Registration Statement on Form S-4 (as amended)
File No. 333-220884

Acceleration Request

Requested Date:	October 23, 2017
Requested Time:	12:00 p.m. Eastern Time

Ladies and Gentlemen:

Investar Holding Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4, as amended, be accelerated to 12:00 p.m., Eastern Time, on October 23, 2017, or as soon practicable thereafter.

Please contact Stephanie E. Kalahurka of Fenimore, Kay, Harrison & Ford LLP at (816) 292-8141 with any questions you may have regarding this request. In addition, please notify Ms. Kalahurka by telephone when this request for acceleration has been granted.

Sincerely,

INVESTAR HOLDING CORPORATION

By:	/s/ Christopher L. Hufft
Christopher L. Hufft Executive Vice President and Chief Financial Officer